Filed by Ventas, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Nationwide Health Properties, Inc.
Registration No.: 333-173434
Ventas, Inc. June 2011 NAREIT: REIT Week 2011

2 Forward-Looking Statements This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, among others, statements of expectations, beliefs, future plans and strategies, anticipated results from operations and developments and other matters that are not historical facts. The forward- looking statements are based on management's beliefs as well as on a number of assumptions concerning future events. Readers of these materials are cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements. The most important factors that could prevent the Company from achieving its stated goals include, but are not limited to: (a) the ability and willingness of the Company's tenants, operators, borrowers, managers and other third parties to meet and/or perform the obligations under their various contractual arrangements with the Company, including, in some cases, their obligations to indemnify, defend and hold the Company harmless from and against various claims, litigation and liabilities; (b) the ability of the Company's tenants, operators, borrowers and managers to maintain the financial strength and liquidity necessary to satisfy their respective obligations and liabilities to third parties, including without limitation obligations under their existing credit facilities and other indebtedness; (c) the Company's success in implementing its business strategy and the Company's ability to identify, underwrite, finance, consummate and integrate diversifying acquisitions or investments, including its pending transaction with Nationwide Health Properties and those in different asset types and outside the United States; (d) the extent of future or pending healthcare reform and regulation, including cost containment measures and changes in reimbursement policies, procedures and rates; (e) the ability of the Company's operators and managers, as applicable, to deliver high quality services, to attract and retain qualified personnel and to attract residents and patients; (f) the Company's ability and willingness to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations; (g) risks associated with the Company's senior living operating portfolio, such as factors causing volatility in the Company's operating income and earnings generated by its properties, including without limitation national and regional economic conditions, costs of materials, energy, labor and services, employee benefit costs, insurance costs and professional and general liability claims, and timely delivery of accurate property-level financial results for those properties; and (h) the other factors set forth in the Company's periodic filings with the Securities and Exchange Commission.

3 Additional Information about the Proposed Transaction and Where to Find It In connection with the proposed transaction, Ventas has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Ventas and NHP and that also constitutes a prospectus for Ventas. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Ventas and NHP with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ventas with the SEC are also available free of charge on Ventas's website at www.ventasreit.com, and copies of the documents filed by NHP with the SEC are available free of charge on NHP's website at www.nhp-reit.com. Ventas, NHP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ventas's and NHP's shareholders in respect of the proposed transaction. Information regarding Ventas's directors and executive officers can be found in Ventas's definitive proxy statement filed with the SEC on March 28, 2011. Information regarding NHP's directors and executive officers can be found in NHP's Annual Report on Form 10-K/A filed with the SEC on April 26, 2011. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction. These documents are available free of charge on the SEC's website and from Ventas or NHP, as applicable, using the sources indicated above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

4 Table of Contents Ventas Overview (5-8) How Ventas's Recent Transactions Create Value (9-10) Diversification and Portfolio Balance (11-12) Growth Opportunities (13-17) Excellent, Diverse and Growing Enterprise (18-29) Major Tenant Overview (18) Seniors Housing Operating Assets (19-24) Atria Senior Living Group (21) Sunrise Senior Living, Inc. (22-23) Medical Office Buildings (25-27) Triple-Net Lease Portfolio (28-29) Portfolio (28) Kindred (29) Reimbursement Update (30) Senior Management Team (31) Investment Rationale (32) Appendix Supplemental Financial Information (33-39)

VENTAS
Ventas Overview

Largest, Most Diverse Healthcare REIT (NYSE: VTR) — Cash Flowing, Profitable S&P 500 Company

- ~$23bn Enterprise Value / >$1.3bn NOI / <30% Debt to Enterprise Value
- Secure and growing cash dividend
- Strong and improving credit profile and liquidity
- $3.1bn Atria acquisition closed in May
- $7.4bn acquisition of NHP expected July 2011 close

Powerful Demand Drivers: Healthcare and Senior Demographic

- Healthcare spending projected to grow to 20% of U.S. GDP by 2019, from approximately 18% currently
- 85+ age cohort expected to grow at 2.8% CAGR over the next 25 years (3x national average)

Over 1,300 Diversified and Productive Healthcare and Seniors Housing Assets

- Highly structured triple-net leases with annual rent increases
- National leader in MOB space with ~14mm sq. ft. owned/managed
- Best-in-Class communities managed by Sunrise and Atria

Positive Investment Climate

Projected / Annualized Ventas at a Glance NOI By Business Model[1]


Loan Investments 3%
Hospitals 8%
MOBs 11%
Seniors Housing NNN 29%
SNF 23%
Seniors Housing Operating Assets 26%

Leading Healthcare REIT with a Diversified & Productive Portfolio

(1) Based on 2011 underwriting for Atria and NHP.

5

Investment Rationale 1Q2011 Operating Cash Flow and Same Store Cash NOI up 13% and 4%, respectively Normalized FFO Growth of 15%; Per Share Growth of 12% Increased Dividend by 7.5% to $2.30/share Access to Low-Cost Capital and Strong Liquidity $800mm term loan at L + 150 (NHP) 4.75% 10-year unsecured debt ($700mm) Lowest REIT coupon - 3.125% unsecured 5 year bonds ($400mm) $1 billion Revolving Credit Facilities with >$900mm available 70% Private Pay NOI Strong Continuity in Management Team and Board of Directors Active Investment Pipeline Track Record of Growing Cash Flow and Cash Dividend in a Low-Risk, Highly Diversified Enterprise With Compelling Growth Fundamentals 6 Snapshot of Recent Performance and Outlook Growing Cash Flows to Enterprise (1Q2011 YoY)

VENTAS℠

Strong and Reliable Financial Performance

Long History of Profitability & Growing Dividend

- 20% annual growth in Total Company Normalized FFO[1] '04 – '11E
- 8% annual growth in dividends per share '04 – '11E
- 2011E Normalized FFO/Share[1] of $3.06 - $3.14 (excluding NHP)
  - 7.5%+ YoY Growth
  - Includes impact of Atria transaction
  - Q2 Accelerates $3+mm Manor Care Interest Income

Increasing Normalized FFO/Share[1] on Higher Share Count


74% (E)[1] FFO Payout Ratio
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.30
$1.80
$1.44
$2.09
$1.58
$2.44
$1.90
$2.69
$2.05
$2.71
$2.05
$2.68
$2.14
$2.88
$2.30
$3.06 - $3.14
2004A
2005A
2006A
2007A
2008A
2009A
2010A
2011E[2]
Dividend/Share
Norm. FFO/Share

Shares Outstanding (mm)	84.5	95.8	104.7	123.0	139.9	152.8	157.6	~181

Excellent Consistent Cash Flow and Profitability

(1) Excluding merger-related costs and expenses, litigation proceeds, deal costs and expenses, earnout payments, gains/losses on sale of assets, the impact of expenses related to asset impairment and valuation allowances, reversal or incurrence of contingent liabilities, the non-cash effect of income tax benefits/expenses, and additional acquisition, divestiture and capital transactions.

(2) Represents annualized first quarter 2011 dividend.

7

8 Growing Cash Flows, Reducing Risk Through Diversification and Balance Sheet Management Creates Value for Shareholders Ventas has Consistently Created Shareholder Value Through Constructing a Real Estate Portfolio with Growing Cash Flows, Low Leverage and Diverse Tenants Debt / Enterprise Value 44% 26% 27% 35% 34% 36% 40% 28% 26% <30% Top Tenant Concentration2 ~100% 88% 76% 52% 50% 39% 40% 39% 35% ~19% Growth in Normalized FFO 22% 29% 23% 32% 28% 28% 16% 8% 11% ~25%3 Equity Market Value of VTR has Increased Over 19x Since 2002, Pro Forma for Atria and NHP VTR Equity has Grown 2x as Much as Debt For the decade ended 12/31/2009. As a percent (%) of NOI. 2011 Guidance for Normalized FFO, which excludes the impact of the immediately accretive NHP transaction. Please see Company's disclosure at the end of this presentation for the definition of Normalized FFO. ($bn) 2,000+% Total Return - Top Financial Stock of the Decade1

VENTAS

Recent Transactions Make Ventas a Stronger Enterprise

	Increased Diversification	Positive Cash Flows and Cash Flow Growth	Within Ventas Leverage Targets
$3.1 billion Acquisition of the Real Estate Assets of Atria Senior Living Group – Increased Operating Asset Exposure ▲ High-quality Seniors Housing assets in high-net worth zip-codes of major metropolitan areas ▲ Projected high single-digit NOI growth ▲ Ventas becomes the largest owner of Private Pay Seniors Housing in the U.S.	✓	✓	✓
$7.4 billion Acquisition of Nationwide Health Properties, Inc. – Excellent Returns to Shareholders ▲ Combined Company will be the leading Healthcare REIT ▲ Immediately accretive and balance sheet enhancing ▲ Industry leading complementary growth platform ▲ PMB partnership and $1+ billion acquisition pipeline of Medical Office Buildings ▲ Exceeded 1Q2011 FFO expectations ▲ $600mm YTD of new regional investments at 8+% initial cash yield	✓	✓	✓

Ventas Can "Stay on Offense" While Maintaining Core Principles of Growth with Active Risk Management

9

10 Large Diversified Enterprise with Significant Growth Potential Best In Class Balance Sheet Scale and Liquidity S&P 500 Company with $23 billion enterprise value and $17 billion equity value $1.3 billion of Net Operating Income <30% Debt to Enterprise Value and Debt / EBITDA of ~5.0x Lower Cost Debt Capital Strong, Secure and Fast-Growing Dividend Best-in-class dividend coverage Dividend growth prospects supported by NNN leases in NHP Portfolio and high growth seniors housing operating asset NOI Dividend has grown 8% annually, on average, since 2004 Private Pay Focus 70% of NOI from private pay sources Industry Leading Acquisition Platform Ventas's entity level "big deal" expertise with NHP's regional network Relationships with over 100 tenants and managers ? Enables additional investments through acquisitions and redevelopment opportunities Two Leading MOB Platforms ? Ventas's Lillibridge franchise and NHP's joint venture with Pacific Medical Buildings and extensive hospital and health-system relationships In a Large, Fragmented, Consolidating and Dynamic Seniors Housing & Healthcare Environment, Ventas is Positioned to Succeed

Ventas Business Model Provides Balance Among Tenants, Operating Model and Asset Class 11 Most Diversified Healthcare REIT Asset Class $1.3 Billion NOI1 with 70% Private Pay and Increased MOB Presence 11 Pay Source Based on 2011 underwriting for Atria and NHP. Operating Model Tenant

Geographically Diversified Portfolio Over 1,300 Facilities Located in 48 States and 2 Provinces1 Balances Single State Regulatory, Reimbursement, Climate and Economic Changes 384 47 235 644 8 12 As of 3/31/11. Pro forma for Atria and NHP transactions. 48 states including the District of Columbia. Includes owned assets and assets in unconsolidated JVs. Excludes two assets held for sale.

Ventas Will Continue to Execute on its Strategic Growth & Diversification Plan Enhances Ventas's Ability to Consummate Large Transactions and Take Advantage of Operator Consolidation 1. Grow and Invest in Existing Relationships - Ventas Tenant Base Grows by 6x 2. Acquire More High-Quality, High-Growth Seniors Housing Operating Assets - $1 Billion of Acquisitions Bring Seniors Housing Operating Assets to 30% of Portfolio NOI 3. Mine High-Return Redevelopment Opportunities in Existing Portfolios 4. 5. International Opportunities 6. 13 Ventas Can "Stay on Offense" Improve Cost of Capital Advantage - 40 - 50 bps Spread Tightening - $700 Million Unsecured Bond Offering at 4.75% Coupon (T + 165)

Incremental NHP Growth Opportunities Interest Expense Savings 40bps to 50bps spread improvement ~$6bn of debt outstanding 14 Potential Annual Impact ($mm) Potential Annual Impact ($ / Share) $24mm - $30mm $0.08 / Share - $0.10 / Share 2. Seniors Housing Redevelopment $50mm to $100mm per annum Return above cost of funds at 300bps to 350bps $2mm - $4mm $0.01 / Share - $0.01 / Share $4mm - $8mm $0.01 / Share - $0.03 / Share $5mm - $25mm $0.02 / Share - $0.09 / Share 3. Pacific Medical Buildings Pipeline $150mm to $250mm per annum Return above cost of funds at 250bps to 300bps 4. NHP Regional Acquisitions $250mm to $1,000mm per annum Return above cost of funds at 200bps to 250bps Incremental Growth Opportunities From NHP Platform $800mm term loan at LIBOR + 150bps (NHP) 4.75% 10-year unsecured bonds ($700mm) issued in 2Q2011 $600mm of new acquisitions YTD at a 8+% initial cash yield $1+ billion acquisition pipeline ~ 650 property seniors housing portfolio Examples

Liquidity and Balance Sheet Position Lead to Powerful Earnings Growth Driver and Attractive Investment Opportunities are Increasing 15 Investment Focus on Strategic Growth and Risk Adjusted Unlevered Returns Positive Investment Outlook: Large Volume of Opportunities Seniors Housing $3.1bn acquisition makes Ventas the largest owner of seniors housing in the U.S. Medical Office Building Two Top MOB Acquisition Sourcing Platforms Skilled Nursing Hospital Related Real Estate Operating Real Estate Triple-Net Leases Asset Type Debt Origination NOI Source External Market and Off-Market Transactions Existing Tenant/ Operators Internal Opportunities Transaction Origination Reinvestment Opportunities in Existing Assets ROFO to acquire majority interests on 58 MOBs with 3.4mm pro rata square feet

Expanded Relationships Create Unique Deal Sourcing Opportunities 16 Health Systems and Hospital Relationships Seniors Housing and Skilled Nursing Customers Over 100 embedded relationships

Massive Long-Term External Growth Opportunities 17 Trends in Healthcare Real Estate have Generated Opportunities for Further Investment and Created Value for Investors Combined Company Positioned to Thrive A $1 Trillion Real Estate Market and Growing Strong Supply & Demand Fundamentals 85+ age cohort expected to grow at 2.8% CAGR over the next 25 years (3x national average) 79 million baby boomers that begin to turn 65 in 2011 Healthcare spending projected to grow to 20% of U.S. GDP by 2019, from approximately 18% currently 32 million uninsured gain access to the healthcare system Limited new supply over the last several years and in the near future Underpenetrated Sector with <8% of Real Estate Owned by Healthcare REITs

VENTAS

Ventas Tenant/Operators Have Experience and Scale

Excellent Tenant/Operators

Atria Senior Living – Owned by Lazard

- 4th largest U.S. assisted living provider
- Robust, scalable reporting systems
- Tenured management team

Kindred (NYSE: KND)

- $1.3 billion Equity Value
- Largest, most diverse and lowest levered U.S. post-acute provider – LTACs, IRFs, & SNFs
- RehabCare acquisition completed June 2011

Brookdale (NYSE: BKD)

- Largest U.S. senior living provider
- Demonstrated access to capital: ~$3 billion market capitalization

Sunrise, Inc. (NYSE: SRZ)

- High quality, high acuity, mission-driven leader
- Globally recognized senior living brand
- Significant stock momentum: >$500 million market capitalization

Industry-Leading Tenant/Operators Provide Transparency and Credibility

18

VENTAS

Portfolio Composition: Seniors Housing Operating Portfolio Provides Higher Growth Potential

Granularity and Shorter Tenor Leases From ~18,000 Individual Seniors


26%
11%
63%

- Seniors Housing Operating Assets[1]
- MOB Portfolio[1]
- Other VTR NOI[1]

Seniors Housing Operating Assets Provide "Lift" in Up Economy and Resiliency in Down Economy

(1) Based on 2011 underwriting for Atria and NHP. Operating asset NOI reflects Ventas's portion only for joint venture assets. Totals may not add due to rounding.

19

VENTAS

Favorable Seniors Housing Fundamentals

Population of 85+ Seniors Growing at 3x National Average[1]



Growth in Population (%, Base = 2010)
120
100
80
60
40
20
-
2010
2015
2020
2025
2030
2035
Total Population
Over 85 Population

Limited New Seniors Housing Development[2]



1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
1Q '08
2Q '08
3Q '08
4Q '08
1Q '09
2Q '09
3Q '09
4Q '09
1Q '10
2Q '10
3Q '10
4Q '10
1Q '11
Units Started (#)
Construction vs. Inventory (%)

Seniors Housing Demand

Seniors Housing Supply

1Q2011 NNN Seniors Housing Portfolio Occupancy Stable to 1Q2010 at 89-89.5%

Best Performing Sector in Real Estate[3]

Projected Senior Housing NOI Growth is Ahead of Major Real Estate Sectors at ≤90% Occupancy



8.0%
6.0%
4.0%
2.0%
0.0%
(2.0%)
(4.0%)
(6.0%)
2.1%
3.3%
3.7%
4.0%
4.0%
3.9%
'06
'07
'08
'09
'10
'11E
'12E
'13E
'14E
'15E
Seniors Housing
Major Sectors

Excellent Supply and Demand Fundamentals Make Seniors Housing Attractive

(1) Source: U.S. Census Bureau
(2) Source: NIC-MAP 1Q2011 Construction Monitor
(3) Source: Green Street Advisors. June 2011

20

Atria Portfolio: High-Quality High-Growth Assets in Great Markets Financial Metrics $3.1 billion purchase price 2011 NOI(E) at $186 - $196 million $230,000 per unit purchase price 118 Private Pay Seniors Housing Assets Located in Major Metropolitan Markets - Managed by Atria Enables Ventas to Capture High-Growth NOI From Atria's Leading Seniors Housing Portfolio 21 YTD 2011 Occupancy = 87.5% (Stabilized) High-Quality Portfolio Located in Major Metropolitan Markets High-quality, private pay assets located in major metropolitan markets with concentrations in coastal and strong wealth demographic areas Newer assets with median age of 12 years Average monthly rate of over $4,400 (stabilized) 68% of NOI from New York metropolitan area, New England and California For stabilized assets. Tentative and preliminary. For five redevelopment properties that have been open since 4Q2010 8 Redevelopment Assets Accelerating RevPOR for 5 Redevelopment Assets Opened Since 4Q2010 is >12% Higher per Month than for Stabilized Assets

Sunrise Portfolio: Best-in-Class, Need-Driven Assisted Living Communities High-Quality Senior Living Communities Managed by Sunrise - Higher Growth Potential 79 high-quality private pay Assisted Living communities High barrier-to-entry locations - major metro markets Highly productive: >$5,000 per month Strong 1Q2011 Financial Performance1: NOI increased 7.3% vs. 1Q2010 Occupancy up 140bps to 89.7% vs. 1Q2010 Average daily rate up 3.1% vs. 1Q2010 2Q2011 to date occupancy stable sequentially and up YoY Operating initiatives underway Access to capital and improved balance sheet YTD Total Return >63% (NYSE: SRZ) 22 Strong Performance Supported by Need-Driven Nature of the Assets and Positive Fundamentals Based on results of total portfolio. 2011(E) NOI Represents 3.5% Growth at Midpoint

Sunrise Portfolio: Best-in-Class, Need-Driven Assisted Living Communities Need-Driven, Assisted Living Communities Show Strong, Positive Trends in Both Occupancy and Rate 23 Sunrise Managed Communities Have Shown Strength & Positive Trends Total stabilized communities; includes Company's partner's share for NOI.

24 Best-in-Class Managed Communities in Major Metro Markets Sunrise Assisted Living Community Chicago, IL Sunrise Independent Living Community Toronto, ON Atria Seniors Housing Community Darien, CT Atria Seniors Housing Community Bay Shore (Long Island), NY

![Ventas logo]

Portfolio Composition: MOBs Provide Reliable Cash Flows

On-Campus MOB Portfolio Provides Stable Cash Flows to Ventas: Over 230 MOBs with ~14mm Square Feet[1]



~$140 Million of NOI from ~2,800 MOB Tenants
11%
89%
MOB Portfolio[1]
Other VTR NOI[1]

Demand for Outpatient Settings Provides Additional Merit to the MOB Investment Thesis



Demand Forecast for Patient Setting From 2010 to 2020
Growth in Patient Settings (% Base = 2010)
35%
30%
25%
20%
15%
10%
5%
0%
(5%)
(2%)
30%
Inpatient
Outpatient

Strong Occupancy in Stabilized MOB Portfolio Provides Stable Cash Flows to Ventas

(1) *Based on 2011 underwriting for Atria and NHP. Operating asset NOI reflects Ventas's portion only for joint venture assets. Totals may not add due to rounding.*

25

MOB Supply and Demand are in Balance 26 MOB Supply and Demand Balance will Create Continued NOI Growth MOB Vacancy1,2 Source: Green Street Advisors. June 2011. Source: Marcus and Millichap. Historical and Projected NOI Growth1 Medical Office Building Vacancy Rates Suggest that Supply / Demand Equilibrium Has Been Reached "Medical office buildings should see steadily escalating NOI in the foreseeable future" - Green Street Advisors, June 2011

Complementary Fit Between Two Leading MOB Platforms 27 Lillibridge MOB Platform Leading national brand name: Largest fully integrated private owner, manager and developer of MOBs Strong relationships with A/AA-rated hospitals and health systems 25+ years experience with over 250 hospitals and health systems Pacific Medical Buildings Joint Venture and Pipeline Agreement $1+ billion acquisition pipeline of Class-A MOBs in Western United States 50% ownership in PMB Real Estate Services, manager for PMB Assets Largest MOB developer on the West Coast 30 years of experience Combined Ventas MOB Platform Over 230 MOBs owned ~14 million square feet owned and managed Over 50 not-for-profit and investor owned hospital relationships Primarily on-campus MOBs with significant investment grade hospital systems Complementary Geographic Footprints

VENTAS℠

Portfolio Composition: NNN Steady Contractual Growth with Downside Protection

Long Term NNN Leases Provide Steady Cash Flow Growth and Tenant Credit Support

Long Term Corporate Credit Anchors Ventas Cash Flows

Annual Rent Escalations Increase Ventas Cash Flow


Seniors Housing Operating Portfolio[1] 26%
MOB Portfolio[1] 11%
NNN Portfolio / Other[1] 63%

Excellent Operator Cash Flow:Rent Coverage of 1.7x[2]


Ventas Portfolio with NHP = 1.7x[2]
3.0x
2.0x
1.0x
0.0x
2.3x
2.0x
1.3x
Hospitals
SNF
Seniors Housing

NNN Leases Provide Cash Flow Stability and Growth

(1) Based on 2011 underwriting for Atria and NHP. Operating asset NOI reflects Ventas's portion only for joint venture assets. Totals may not add due to rounding.

(2) Pro Forma for NHP Acquisition. EBITDARM to Cash Rent using latest available financials. In instances where full 12 months of data does not exist, annualized or underwritten data is used. EBITDARM is defined as earnings before interest, income taxes, depreciation, amortization, rent, and management fees. VTR portfolio includes 8 other triple net leased properties with EBITDARM coverage of 3.8x.

28

VENTAS

Ventas's Kindred Rent is Reliable

Kindred Positive Credit Profile, Scale, Quality, Access to Capital and Cash Flow Coverage Make Ventas Rent Reliable

- Largest diversified post-acute provider in the U.S.
- 32% YTD return (NYSE: KND)
- 1Q 2011 strong performance
  - Revenues up 9% to $1.2bn
  - Operating cash flow of $46mm; $60mm higher YoY
- With RehabCare:
  - #1 LTACs
  - #1 IRFs
  - #1 SNF Contract Rehab
  - #4 SNFs/Rehab

  $6bn Revenues >$1bn Market Cap.
- Full KND guaranty of Ventas Rent
- Superior pro forma quality mix of 80% (Medicare & Commercial)
  - #1 SNF quality
- Leverage ~4.5x[1] Net Debt / EBITDA → Excellent credit profile
- Analyst estimate $892 EBITDAR 2012[2]

Pro Forma Kindred EBITDAR Covers Rent 2.2x[1]


$1,000
$800
$600
$400
$200
$0
$901
$410
(~$80mm) with (11%) SNF Medicare and No Mitigation
2011(E) EBITDAR
Rent

Kindred Rent is Reliable - Master Leases are the Best Structure

(1) *Per guidance in Kindred corporate presentation dated March 16, 2011 and VTR estimates.*
(2) *Source: RBC, June 6, 2011.*

29

VENTAS℠

Reimbursement Outlook

Medicare for SNFs

- Rugs IV Positive For Operators
- FY2012: 10/1/11 – 9/30/12
  - Proposed 1.5% net increase or 11.3% reduction
  - Subject to 60-day Comment Period & final rule expected in July / August

Stable 2011 Medicaid for SNFs

- Flat +/- Rates Expected in FY 2012

Medicare for LTACs

- FY2012: 10/1/11 - 9/30/12
  - Proposed 1.9% **net increase**

Ventas and NHP Enjoy Well Covered Seasoned SNF Assets

Medicare Rates for SNFs and LTACs Hedge the Ventas Portfolio

4% Management Fee Translates to 40 – 50 bps

Medicare SNF Rate Sensitivity on Ventas's Total Kindred Portfolio[1] - EBITDARM


3.0x
2.0x
1.0x
0.0x
2.1x
2.0x
1.9x
Rent Payment
Kindred Coverage
(5%)
(10%)

Medicare SNF Rate Sensitivity on NHP's SNF Portfolio[2] - EBITDARM


3.0x
2.0x
1.0x
0.0x
2.3x
2.1x
1.9x
Rent Payment
Current Coverage
(5%)
(10%)

Ventas Post-Acute Portfolio – Best Coverage and Structure

(1) Data based on annualized trailing six months (for RUGS IV) ended March 31, 2011 for SNFs and trailing twelve months ended March 31, 2011 for LTACs.
(2) Data as of trailing three months ended February 28, 2011 for same store portfolio.

30

Cohesive Experienced Management Team Dedicated to Stakeholders 31 Name Title Tenure Debra A. Cafaro Chairman of the Board and Chief Executive Officer 11 Raymond J. Lewis President 8 Todd W. Lillibridge Executive Vice President, Medical Office Properties; President and Chief Executive Officer, Lillibridge Healthcare Services 251 T. Richard Riney Executive Vice President, Chief Administrative Officer, General Counsel and Secretary 12 Richard A. Schweinhart Executive Vice President and Chief Financial Officer 8 John D. Cobb Senior Vice President, Chief Investment Officer 1 Douglas M. Pasquale Senior Advisor and Ventas Board Member (Currently NHP's Chairman and CEO) To Ensure a Successful Transition Ventas Has a Strong, Cohesive and Experienced Management Team With Professionals From the Real Estate, Finance and Healthcare Sectors Includes tenure at LHS, a wholly owned subsidiary of Ventas.

32 Largest, Most Diversified Healthcare REIT - 70% Private Pay Balanced Portfolio Provides Upside with Resiliency Cash Flowing Profitable S&P 500 Company with Excellent Track Record of Value Creation Through Increasing Cash Flows and Managing Risk Excellent Liquidity and Credit Profile / Lower Cost of Debt Capital Diversified, High Quality, Productive Assets with Excellent Operators $3.1bn Atria + $7.4bn NHP Acquisitions ? Scale, Liquidity & Diversification Significant Internal and External Growth Platform Fundamentals, Demographics and Changing Landscape Create Opportunities Over 100 Tenant/Operator Relationships and 2 Outstanding MOB Franchises Safe, Growing Cash Dividend with 74% (E) Coverage Experienced Management Team & Board Committed to Stakeholders Ventas Positioned to Deliver Another Decade of Excellence for Shareholders Investment Rationale

33 Appendix A: SEC Reg. G Compliance For further information, please see http://www.ventasreit.com/investors/supplemental.asp.

34 Non-GAAP Financial Measures The Company's normalized FFO guidance (and related GAAP earnings projections) for all periods assumes that all of the Company's tenants and borrowers continue to meet all of their obligations to the Company. In addition, the Company's normalized FFO guidance excludes (a) gains and losses on the sales of assets, (b) merger related costs and expenses, including transaction costs, amortization of intangibles and transition and integration expenses, deal costs and expenses, and earnout payments, including expenses relating to the Company's lawsuit against HCP, (c) the impact of any expenses related to asset impairment and valuation allowances, the write-off of unamortized deferred financing fees, or additional costs, expenses, discounts or premiums incurred as a result of early retirement or payment of the Company's debt, (d) the non-cash effect of income tax benefits or expenses, (e) net proceeds, if any, the Company may receive from its lawsuit against HCP related to the acquisition of Sunrise Senior Living REIT, (f) the impact of future unannounced acquisitions or divestitures (including pursuant to tenant options to purchase) and capital transactions, and (g) the reversal or incurrence of contingent liabilities. Normalized Funds From Operations (FFO) Per Diluted Common Share

35 Quarterly Normalized Funds From Operations (FFO) ($ in '000s, except per share amounts) Non-GAAP Financial Measures

36 Non-GAAP Financial Measures For the Year Ended December 31, 2010 and December 31, 2009 Funds from Operations (FFO) ($ in '000s, except per share amounts)

37 Non-GAAP Financial Measures Adjusted EBITDA is defined as: Earnings before interest, taxes, depreciation and amortization (including non-cash stock-based compensation expense), excluding merger-related expenses and deal costs and gains or losses on real estate disposals. Adjusted Pro Forma EBITDA 1 and Net Debt to Adjusted Pro Forma EBITDA 1 ($ in '000s)

38 Non-GAAP Financial Measures Adjusted EBITDA is defined as: Earnings before interest, taxes, depreciation and amortization (including non-cash stock-based compensation expense), excluding merger-related expenses and deal costs and gains or losses on real estate disposals. Adjusted EBITDA 1 and Fixed Charge Coverage Ratio ($ in '000s)

39 Non-GAAP Financial Measures Debt balances are net of discounts and fair market value. Net debt plus total equity. Debt / Total Enterprise Value ($ in '000s, except per share amounts)

Ventas, Inc. June 2011